Exhibit 4.6

PROPERTY OPTION AGREEMENT

Dated effective as of January 23, 2004 and amended as to clause 10 effective January 13, 2004

BETWEEN:

TYLER RESOURCES INC. ("TYS")
500 – 926, 5th Avenue SW
Calgary, Alberta
T2P 0N7

(the "Optionor")

AND:

MAJESCOR RESOURCES INC. ("MJR")
2720, Machabee Street
Montreal, Quebec
H4K 1K1

(the "Optionee")

TYS owns a 29.91% interest, (the "Carat Project") and no less than a 32.65% interest (the "Kelsey Project") respectively in two (2) property and joint venture agreements with Diamondex Resources Ltd. ("DSP") pursuant to two (2) agreements dated respectively March 25, 1998 and February 17, 2000 ("the Agreements"). These interests are as represented by DSP, but not agreed or warranted by TYS.

The two properties are described in Schedule A of each property and joint venture agreement.

TYS has agreed to grant to MJR an option to purchase TYS's rights, titles and interests in the Agreements upon the following terms and conditions:

1. On closing, MJR will commit to pay to TYS $50,000 and issue 100,000 treasury common shares of MJR with 50,000 share purchase warrants exercisable at a price of $0.40 per common share for a period of three years and on January 23, 2005, commit to pay to TYS an additional $100,000 and issue 100,000 treasury common shares of MJR with 50,000 share purchase warrants exercisable at a price of $0.45 per common share for a period of three years;

2. To keep the option in force and thereby to purchase TYS's rights, titles and interests in both the Agreements, MJR will have to pay TYS, on January 23, 2006, an additional $150,000 and issue an additional 100,000 treasury common shares of MJR with 100,000 shares purchase warrants exercisable at a price of $0.55 per common share for a period of twenty-four (24) months;

J.L.

3. If MJR fails to pay TYS the amounts (cumulative $150,000) and to issue the shares (cumulative 200,000 shares) and warrants (cumulative 100,000 warrants) provided for in paragraph 1 hereof, this agreement shall terminate, MJR shall have acquired no right, title or interest in the Agreements, but shall remain liable to TYS for the performance of the balance of its obligations to TYS, pursuant to paragraph 1 hereof, which are not satisfied on the date of termination;

4. If MJR fails to pay to TYS the additional amount ($150,000) and to issue the additional shares (100,000) and share purchase warrants (50,000) provided for in paragraph 2 hereof, this agreement shall terminate, MJR shall have acquired no right, title and interest in the Agreements and MJR shall cease to be liable to TYS in debt, damages or otherwise, save for the performance of those obligations which were not satisfied on the date of termination;

5. MJR will have acquired a 29.91% undivided interest in the Carat Project and a 32.66% undivided interest in the Kelsey Project by paying the amounts (cumulative $300,000) and issuing the shares (cumulative 300,000 shares) and the share purchase warrants (cumulative 150,000 warrants) on or before January 21, 2006 in accordance with paragraphs 1 and 2 hereof and MJR shall then be bound by the terms and conditions of the Agreements as if it had been an original party thereto; also MJR will be subject to any further disposition of the interests acquired to the restrictions contained in such agreements;

6. In the event that the interest of a party is reduced to less than 10%, the Agreements provide for a royalty, in the case of the Carat Project, of 5% of Net Proceeds of Production ("NPI") and in the case of the Kelsey Project of a royalty of 7.5% of the NPI;

7. The parties hereto have agreed that:

   a. Provided that MJR has completed its obligations to TYS, the NPI is divided in half between TYS and Majescor,

   b. however, before the NPI is divided in half, if MJR's interest is diluted down to 5% and 7.5%, then MJR shall recover all its expenses from the joint ventures incurred before the NPI is divided; and

   c. in the event of production or the sale of the property or an interest therein, TYS shall be entitled to a 8.3% NPI on Carat and a 8.4375% NPI on Kelsey on MJR's interests in the Projects provided that MJR completed its obligations to TYS

8. This agreement is subject to:

   a. Regulatory approval;

   b. Waiver by DSP of the right of first refusal contained in Articles 36.01 and 36.02 of the Agreements; and

   c. Finalization of a formal agreement customary for agreements of this nature and incorporating the provisions of this agreement in principle. The parties agree that time is of the essence, and agree to use their best efforts to conclude this transaction no later than February 29, 2004.

9. Tyler agrees to indemnify MJR for any liabilities relating to the Agreements arising before the effective date set out hereinabove.

10. MJR shall be solely responsible to meet any obligations and liabilities incurred as part of any approved program under the Property Joint Venture Agreement to which MJR has elected to contribute during the currency of the Option Agreement, whether the Option Agreement is terminated or not.

Tyler Resources Inc.

By: ______________________
James Devonshire, CEO

Majescor Resources Inc.

By: ______________________
Jacques Letendre, President

The terms and conditions of the agreement dated effective January 23, 2004 between Tyler Resources Inc. and Majescor Resources Inc. have been accepted by Diamondex Resources Ltd. on January______, 2004, and all rights of first refusal are explicitly waived.

Diamondex Resources Ltd.

By: ______________________
Randy C. Turner, President

DIAMONDEX RESOURCES LTD.
P.O. Box 11584
1410-650 West Georgia Street
Vancouver, B.C. V6B 4N8
Tel. No: (604) 687-6644 • Fax: (604) 687-1448

January 6, 2004

TYLER RESOURCES INC.
Suite 500 – 926 5th Avenue, S.W.
Calgary, AB T2P 0N7

Attention: Jean-Pierre Jutras, President

Dear Mr. Jutras:

Reference: Carat Property Joint Venture Agreement - June 13, 2001 (the "Agreement")

You have advised us that:

1. Tyler wishes to dispose of its entire interest in the Carat Property and the Agreement (the "Disposition") to Majescor Resources Inc. ("Majescor");

2. Tyler deals at arm's length with Majescor;

3. in order to facilitate the Disposition, Tyler requests that Diamondex waive its rights under paragraph 36.02 of the Agreement.

Diamondex hereby waives its rights under paragraph 36.02 of the Agreement on the following terms and conditions:

1. the Disposition must close on or before March 7, 2004;

2. Majescor and Tyler shall be jointly and severally liable for all liabilities of Tyler under the Agreement at the time of closing;

3. Majescor, prior to closing, must deliver a written undertaking to Diamondex, in form and content satisfactory to Diamondex's counsel, to be bound by the terms and conditions of the Agreement, expressly including paragraph 36.02 thereof.

This shall not constitute a general waiver, and extends only to the Disposition.

Yours truly,
DIAMONDEX RESOURCES LTD.

David B. Clarke
Vice President, Exploration